Filed Pursuant to Rule 424(b)(3)

Registration No. 333-204911

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 12, 2015)

74,917 Shares of Common Stock

This prospectus supplement supplements the prospectus dated June 12, 2015 (the “Prospectus”), as supplemented by the prospectus supplement dated May 25, 2016 (the “Prior Supplement”) relating to the offer and sale from time to time by the selling stockholders named therein of up to 74,917 shares of our common stock, par value $0.01 per share, which are initially issuable upon the exchange of Series A-3 Preferred Units issued by Sun Communities Operating Limited Partnership, or the Operating Partnership. We refer to the shares of common stock being offered for resale thereunder and hereunder as the Registered Shares.

We have registered the offering and resale of the Registered Shares to allow the selling stockholders to sell any or all of their Registered Shares using any of the methods described in “Plan of Distribution” beginning on page S-10 of the Prior Supplement. The registration of the Registered Shares does not necessarily mean that any of the Registered Shares will be sold by the selling stockholders under the Prospectus, the Prior Supplement, this prospectus supplement or otherwise.

We will not receive proceeds from the sale of the Registered Shares by the selling stockholders.

Our common stock is quoted on the New York Stock Exchange, or NYSE, under the symbol “SUI.” On June 1, 2016, the last reported sale price of our common stock on the NYSE was $69.50.

Investing in the Registered Shares involves risk. Before buying any Registered Shares you should carefully read the discussion of material risks of investing in the Registered Shares referred to in “Risk Factors” beginning on page S-5 of the Prior Supplement and page 3 of the Prospectus, including those risks set forth beginning on page 7 of our Annual Report on Form 10-K for the year ended December 31, 2015, and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

To assist us in complying with certain federal income tax requirements applicable to real estate investment trusts, our charter contains certain restrictions relating to the ownership and transfer of our stock, including an ownership limit of 9.8%, in number of shares or value, of the issued and outstanding shares of our capital stock. See “Description of Common Stock – Restrictions on Ownership” on page 5 of the Prospectus and “Certain Provisions of Maryland Law and Our Charter and Bylaws – Restrictions on Ownership and Transfer of our Stock” on page 13 of the Prospectus for more information about these restrictions.

The date of this prospectus supplement is June 2, 2016.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement should be read in conjunction with the Prospectus and the Prior Supplement. This prospectus supplement adds to, updates and changes information contained or incorporated by reference in the Prospectus and the Prior Supplement. If information in this prospectus supplement is inconsistent with the Prospectus, the Prior Supplement or the information incorporated by reference therein, then this prospectus supplement will apply and will supersede the information in the Prospectus, the Prior Supplement and the documents incorporated by reference therein.

This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using an “automatic shelf” registration process. Under the shelf registration process, selling stockholders may from time to time offer and sell shares of common stock described in the accompanying prospectus. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be set forth in the applicable prospectus supplement, including any securities offered and sold in this offering. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus and the Prior Supplement, including any supplements and amendments thereto.

You should read this prospectus supplement, the Prospectus, the Prior Supplement and the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” therein before you make a decision to invest in the shares of common stock being offered for resale hereunder, or the Registered Shares.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the Prospectus, the Prior Supplement and any free writing prospectus prepared by or on behalf of us or the selling stockholders. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the selling stockholders are not, making an offer of these securities under any circumstance or in any jurisdiction where the offer is not permitted or unlawful. You should assume that the information contained in this prospectus supplement, the Prospectus, the Prior Supplement and any free writing prospectus prepared by or on behalf of us or the selling stockholders is accurate only as of their respective dates, and that any information in documents that we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

This prospectus supplement, the Prospectus, the Prior Supplement, and the information incorporated herein and therein by reference includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included or incorporated by reference into the Prospectus, the Prior Supplement or this prospectus supplement are the property of their respective owners.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement, the Prospectus and the Prior Supplement to “Sun,” “we,” “us,” “our” or similar references mean Sun Communities, Inc., a Maryland corporation, and its direct and indirect subsidiaries, including Sun Communities Operating Limited Partnership, or the Operating Partnership, and Sun Home Services, Inc., or SHS.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about us, the Registered Shares and information appearing elsewhere in this prospectus supplement, in the Prospectus, in the Prior Supplement and in the documents we incorporate by reference. This summary is not intended to be a complete description of the matters covered in this prospectus supplement, the Prospectus, the Prior Supplement and the documents incorporated by reference, and does not contain all of the information that you should consider before investing in our securities. When making an investment decision, to fully understand this offering and its consequences to you, you should read and consider this entire prospectus supplement, the Prospectus and the Prior Supplement carefully, including the information referred to under the heading “Risk Factors” in the Prior Supplement beginning on page S-5, in the Prospectus beginning on page 3, and in our Annual Report on Form 10-K for the year ended December 31, 2015 beginning on page 7, and the financial statements and other information incorporated by reference in this prospectus supplement, the Prospectus and the Prior Supplement. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” on page S-12 of the Prior Supplement.

About Sun Communities, Inc.

We are a self-administered and self-managed real estate investment trust, or REIT. We own, operate, and develop manufactured housing, or MH, and recreational vehicle, or RV, communities concentrated in the midwestern, southern and southeastern United States. We are a fully-integrated real estate company which, together with our affiliates and predecessors, has been in the business of acquiring, operating, developing and expanding MH and RV communities since 1975. As of March 31, 2016, we owned and operated a portfolio of 233 properties, which we refer to as Properties, located in 29 states, including 186 MH communities, 37 RV communities, and 10 Properties containing both MH and RV sites. As of March 31, 2016, the Properties contained an aggregate of 89,344 developed sites comprised of 70,054 developed manufactured home sites, 9,709 annual RV sites (inclusive of both annual and seasonal usage rights), 9,581 transient RV sites, and approximately 7,181 additional manufactured home sites suitable for development. We lease individual parcels of land, or sites, with utility access for placement of manufactured homes and RVs to our customers. The Properties are designed to offer affordable housing to individuals and families, while also providing certain amenities.

We are engaged through SHS, a taxable REIT subsidiary, in the marketing, selling, and leasing of new and pre-owned homes to current and future residents in our communities. The operations of SHS support and enhance our occupancy levels, property performance and cash flows.

Structured as an umbrella partnership REIT, or UPREIT, the Operating Partnership is the entity through which we conduct substantially all of our operations, and which owns, either directly or indirectly through SHS and other subsidiaries, all of our assets. This UPREIT structure enables us to comply with certain complex requirements under the U.S. federal tax rules and regulations applicable to REITs, and to acquire MH communities in transactions that defer some or all of the sellers’ tax consequences. We are the sole general partner of, and, as of March 31, 2016, held approximately 96% of the interests (not including preferred limited partnership interests) in, the Operating Partnership. The interests in the Operating Partnership held by the partners are referred to herein as OP Units.

We were incorporated in Maryland on July 23, 1993 and completed the initial public offering of our common stock on December 9, 1993. Our executive and principal property management office is located at 27777 Franklin Road, Suite 200, Southfield, Michigan 48034 and our telephone number is (248) 208-2500. We have regional property management offices located in Austin, Texas; San Antonio, Texas; Dayton, Ohio; Grand Rapids, Michigan; Elkhart, Indiana; Indianapolis, Indiana; Traverse City, Michigan; Charlotte, North Carolina; Denver, Colorado; Ft. Myers, Florida; and Orlando, Florida; and we employed an aggregate of 1,929 full and part time employees (including seasonal employees) as of March 31, 2016.

Our website address is www.suncommunities.com, which contains information concerning us and our subsidiaries. Information included or referred to on, or otherwise accessible through, our website is not incorporated by reference or otherwise a part of the Prospectus, the Prior Supplement or this prospectus supplement.

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Recent Developments

On March 22, 2016, we entered into a Stock Purchase Agreement, which we refer to as the Purchase Agreement, with Carefree Communities Intermediate Holdings, L.L.C. The Purchase Agreement contemplates that we will acquire all of the issued and outstanding shares of common stock of Carefree Communities Inc., which we refer to as Carefree Communities. We refer to this transaction as the Acquisition. Subject to a net working capital adjustment at the closing, the aggregate purchase price for the Acquisition is approximately $1.68 billion, including approximately $1.655 billion for the purchase of 102 communities, $9.0 million for the purchase of a community recently acquired by Carefree Communities and approximately $16.0 million for the purchase of manufactured homes and park models. At the closing, we will (i) assume or refinance approximately $1.0 billion of debt, (ii) issue the seller $225.0 million in shares of our common stock, which we refer to as the Acquisition Securities, at an issuance price of $67.57 per share, based on the trading 30-day volume weighted average price of our common stock as of the close of business on March 21, 2016, and (iii) pay the balance of the purchase price in cash. In connection with the acquisition, we have obtained transaction insurance under which we will have $75.0 million of coverage for any breaches by the seller of its representations and warranties under the Purchase Agreement.

At the closing, we and the seller will enter into a registration rights agreement under which we will grant customary registration rights with respect to the Acquisition Securities. Under the terms of the registration rights agreement, within 30 days after the closing, we will use our best efforts to prepare and file a prospectus supplement under our existing shelf registration statement for the resale of the Acquisition Securities. Under a lock-up agreement, the transfer of the Acquisition Securities will be restricted for up to 30 days after the closing of the Acquisition. At the closing, certain executive officers of Carefree Communities will enter into non-competition agreements that will expire nine months after the closing, but not later than March 9, 2017.

Carefree Communities directly or indirectly owns 103 MH and RV communities, comprising 9,829 developed manufactured home sites and 17,725 RV sites and approximately 396 additional manufactured home sites and approximately 2,586 additional RV sites suitable for development. These communities, which we collectively refer to as the Carefree Properties, are concentrated in California, Florida and Ontario, Canada.

Excluding any acquisitions or dispositions that occur between March 31, 2016 and the closing of the Acquisition, after the Acquisition, we will own an aggregate of 116,898 developed sites comprised of 79,883 developed manufactured home sites 20,318 annual RV sites (inclusive of both annual and seasonal usage rights) and 16,697 transient RV sites, and approximately 10,163 additional manufactured home and RV sites suitable for development.

We anticipate that the closing of the Acquisition will occur no later than July 9, 2016. The consummation of the Acquisition is subject to customary closing conditions. As a result, there can be no assurances as to the actual closing or the timing of the closing.

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